Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Announces First Patient Dosed in the VITALIZE Phase 2B Clinical Study Evaluating its Lead Compound, MVP-S, in Combination with KEYTRUDA® (pembrolizumab) in Patients with r/r DLBCL

First patient with relapsed/refractory DLBCL received treatment with maveropepimut-S (MVP-S) in combination with KEYTRUDA, advancing IMV’s lead compound on the path to a registration trial

Dartmouth, Nova Scotia, and Cambridge, Mass., January 12, 2022 -- IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX platform to treat solid and hematologic cancers, today announced a first patient dosed in the VITALIZE Phase 2B clinical trial. VITALIZE will further evaluate the clinical benefit of IMV’s lead compound, maveropepimut-S (MVP-S), in combination with Merck’s (known as MSD outside the United States and Canada) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab), in patients with relapsed/refractory diffuse large B cell lymphoma (r/r DLBCL). The contribution of low dose cyclophosphamide (CPA) as an immune modulator will also be evaluated in this trial.

“The VITALIZE study represents a critical step in advancing MVP-S toward registration,” said Jeremy Graff, PhD, Chief Scientific Officer at IMV. “We believe this study should help affirm and extend our understanding of the clinical benefit previously seen in r/r DLBCL patients in the SPiReL trial and may support the use of PD-L1 as a biomarker for MVP-S in combination with KEYTRUDA. Importantly, this is an open label study, so we expect to review early data in the summer 2022.”

In December 2020, results of the SPiReL study were presented at the ASH annual meeting. In his presentation, Dr. Neil Berinstein, Principal Investigator of the SPiReL study and hematologist at Sunnybrook Health Sciences Center, describes that MVP-S in combination with KEYTRUDA induced durable clinical benefit and grade 1 or 2 adverse events. PD-L1+ patients demonstrated an objective response rate (ORR) of 75%.

About the VITALIZE Study

The VITALIZE Phase 2B trial is a randomized, parallel group, Simon two-stage study designed to assess MVP-S in combination with KEYTRUDA® with or without CPA. Across the arms of this study, the combination will be evaluated in up to 150 subjects with r/r DLBCL who have received at least two prior lines of systemic therapy and who are ineligible or have failed autologous stem cell transplant (ASCT) or CAR-T therapy.

The primary endpoint is Objective Response Rate (ORR), centrally evaluated per Lugano (2014) and measured by the number of subjects per arm achieving a best response of Partial or Complete Response (PR+CR) during the 2-year treatment period. All subjects will be evaluated for their baseline PD-L1 expression. Exploratory endpoints include cell mediated immune response, tumor immune cell infiltration, and biomarker analysis.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX™ technology. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides of survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer will open early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE study and the anticipated date data from such study is available, the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy
O: (902) 492.1819 ext: 2009
E: jbessenger@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com